Exhibit 22.1: 2003 Annual Report

2003 ANNUAL REPORT

(COMPANY LOGO)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET, SUITE 4
KENNEWICK, WA 99336

Dear Shareholder,

The year 2003 was another exciting year for Electronic Systems Technology, total revenues were $2,244,048 compared to 2002 revenues of $2,092,865, reflecting a 7% increase, and representing record revenue performance for the Company for the second consecutive year. Sales revenues for 2003 increased to $2,064,628 from 2002 sales of $1,932,648. We believe the improved sales revenue levels are a direct result of increased marketing efforts on the part of the Company, which we intend to continue during 2003. The increase in revenues resulted in the Company recording Net Income of $123,006 for 2003, compared with the Net Income for 2002 of $213,576.

Our development efforts for 2003 were concentrated on enhancement of the ESTeem 192E Ethernet based radio frequency modem, a product that saw increasing market acceptance during the past year, and the initial development of the ESTeem 195E Series product line. The Model 195E product line will be multi-protocol, Ethernet based, spread spectrum, nonlicensed radio frequency modems, having a physically reduced footprint and higher data rates than the current ESTeem products. The Model 195E Series products are scheduled for release during the first half of 2004.

During 2003, we continued our marketing efforts with increased participation in national and regional tradeshows for both Industrial Automation and Public Safety marketplaces. We feel this marketing effort has resulted in the increased sales revenues we have experienced the past two years and will continue with this effort during 2004. To date, our first quarter 2004 sales performance has been strong. We are hopeful the strength seen in the first quarter of 2004 will carry through the entire year, however our optimism remains tempered with conservative caution as a result of the uncertain economic environment that currently exists.

On behalf of Electronic Systems Technology, I thank you for your ongoing support and encouragement.

/s/ T.L. KIRCHNER

T.L. Kirchner
President

COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company uses research and development, manufacturing, and marketing efforts to produce and market the Company’s line of ESTeem (TM) Wireless Modem products and accessories. The Company offers products providing innovative communication solutions for applications not served by existing conventional communication systems. The Company’s products are offered in markets for process automation in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure, primarily used by police and fire departments. The Company’s products are marketed through direct sales, sales representatives, and domestic and foreign resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and Canadian patent in October 1988. In the past three years, the Company has continued improvement of its products to incorporate the latest technology and respond to customer needs and market opportunities. The Company’s development efforts during 2003 were concentrated on development and enhancement of the ESTeem 192E Ethernet based radio frequency modem, and initial development of the ESTeem 195E Series product line. The Model 195E Series products are multi-protocol, Ethernet based, spread spectrum nonlicensed radio frequency modems, with a physically reduced footprint and higher RF data rates. The first of the 195E Series products are scheduled for release during the first half of 2004. The Company also developed; type accepted and released the ESTeem 192CHP series of high power, licensed frequency radio modems during 2003. In an effort to continually expand its customer base, particularly in the industrial control arena, the Company continues efforts to team with all major programmable logic controller (PLC) hardware vendors. The Company has also been involved from time to time as a hardware provider for Government programs, where the Company’s products have been used in watershed management, aircraft maintenance, airfield lighting and resource management applications. During 2003, the Company continued marketing the ESTeem products for use in foreign and domestic Supervisory Control and Data Acquisition (SCADA), Industrial Automation, and Government marketplaces, as well as mobile data terminal applications for public safety entities.

PRODUCTS AND MARKETS

The Company’s ESTeem wireless modem product lines provides wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The proliferation of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly growing amounts of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a "Wireless Solution" by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous or Ethernet communications ports, giving users new dimensions to "Local Area Networking". ESTeem modems work on a packet burst communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and is transmitted in "Electronic Packets". Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem.

An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:

Water and Waste Water Industry	Overhead Crane Control
Industrial Automation	Shop Floor Manufacturing
Remote Data Acquisition (SCADA)	Intra-Office/Building Computer Networking
Law Enforcement/Public Safety

Power Utility	Federal
Oil/Gas Pipeline	Ground Mobile Communications
Material Handling	Ship to Shore Communications
Flight Line Maintenance

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band packet burst radio modems are typically used for foreign and domestic commercial, industrial, federal, and public safety applications. Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking. The distance is dependent on the product chosen as shown in the table below. Using the internal digi-repeater feature in each radio modem can increase the Line-of-Sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192C	Narrow Band Licensed	450 to 470	1 to 5	19.2 K	15	RS-232/422/485
192CHP	Narrow Band Licensed	450 to 470	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192F	Narrow Band Licensed	400 to 420	1 to 5	19.2 K	15	RS-232/422/485
192M	Narrow Band Licensed	150 to 174	1 to 5	19.2 K	15	RS-232/422/485
192MHP	Narrow Band Licensed	150 to 174	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192V	Narrow Band Licensed	72 to 79	1	19.2 K	5	RS-232/422/485

Unlicensed Spread Spectrum Products

The Model 192S is a low cost unlicensed direct sequence spread spectrum transceiver for foreign and domestic commercial and industrial applications operating in the 2.4 GHz spectrum. Typical indoor and outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 10 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192S	Unlicensed	2400	.5 or 1	171K	10	RS-232/422/485

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, 802.11b Ethernet connectivity for commercial, industrial, federal, and public safety applications operating in the unlicensed 2.4 GHz spectrum with data transfer rates of up to 11 Mbps. Typical installations include data rate critical, point to point, point to multi-point, and "last-mile" bridge digital data networking and mobile applications for distances to approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option. Their high data capability allows these products to be used in Video and Voice over IP applications.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface (10baseT)
192E	Unlicensed	2400	1	11 M	5-7	Ethernet
WLANC11	Unlicensed	2400	0.2	11 M	300-3000 ft.	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products. Accessories are purchased from other manufacturers and resold by EST to support the application of ESTeem modems. Antennas, power supplies and cable assemblies are examples of such items. The Company provides direct services to customers, such as repair and upgrade of ESTeem products. To assist in the application of ESTeem wireless modems, the Company also provides professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology. This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. Research and Development expenditures for new product development and improvements of existing products by the Company for 2003 and 2002 were $239,446 and $167,522, respectively. None of the Company’s research and development expenses were paid directly by any of the Company’s customers. During 2003, the Company contracted and will continue to contract, with independent, nonaffiliated, engineering companies specializing in radio design, when such expertise was required.

The Company’s development efforts during 2003 were concentrated on development and enhancement of the ESTeem 192E Ethernet based radio frequency modem, as well as initial development of the ESTeem 195E Series product line. The Model 195E Series of multi-protocol, Ethernet based, spread spectrum nonlicensed radio frequency modems, have a physically reduced footprint and higher RF data rates. The first of the Model 195E Series products are scheduled for release during the first half of 2004. The Company also developed, type accepted, and released the ESTeem 192CHP series of high power, licensed frequency radio modems during 2003. The Company plans continued research and development expenditures and to undertake new development and improvement projects, as they become necessary.

MARKETING STRATEGY

The majority of the Company’s products sold during 2003 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products. During 2003, approximately sixty percent of the Company’s products were distributed through resellers and forty percent through direct sales. Customers generally place orders on an "as needed basis".

Shipping dates for products are generally 5 to 10 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

During 2003, the Company continued to advertise in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities. The Company’s advertising targeted potential customers using Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company has increased attendance at tradeshows specifically targeted toward the customers and markets in which it sells products. The Company employs sales managers to concentrate marketing and sales efforts in both the Latin American industrial automation and Mobile Data Computers for public safety markets. For 2004, the Company intends to continue strategies targeting existing markets of industrial controls and Mobile Data Computers for public safety networks. The Company maintains an Internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.

The Company’s competition varies according to the market in which the Company's products are competing. All of the markets in which the Company’s products are sold are highly competitive. Management believes ESTeem products compete favorably in the market because of performance, price, and adaptability of the products to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget, which currently limits the Company’s nationwide advertising and sales force presence.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the Common Stock of the Company. The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

	Bid		Ask
	High	Low	High	Low
Fiscal year ended December 31, 2003
First Quarter	0.37	0.34	0.43	0.34
Second Quarter	0.51	0.29	0.60	0.30
Third Quarter	0.51	0.36	0.57	0.36
Fourth Quarter	0.56	0.37	0.62	0.37

Fiscal year ended December 31, 2002
First Quarter	0.38	0.32	0.51	0.32
Second Quarter	0.37	0.33	0.50	0.33
Third Quarter	0.37	0.33	0.40	0.33
Fourth Quarter	0.37	0.26	0.51	0.26

The above data was compiled from information obtained from the Pink Sheets LLC, OTC Market Report daily quotation service.

The number of record holders of common stock of the Registrant as of January 9, 2004 was 542 persons/entities.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 9, 1999, July 9, 1998 and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. The Company also paid a non-cumulative cash distribution on July 16, 2003, equivalent to $0.015 per outstanding share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is intended to be read in conjunction the Company’s audited financial statements the integral notes thereto. The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically, as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications. The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2003 vs. FISCAL YEAR 2002

GROSS REVENUES: Total revenues for the fiscal year 2003 were $2,244,047 reflecting a 7% increase from $2,092,865 gross revenues for fiscal year 2002. The increase in total revenues is the result of increased product sales revenues in the domestic, industrial automation market segment during 2003. Product sales increased to $2,064,628 in 2003, as compared to 2002 sales of $1,932,648. Management believes the increase in sales of the Company’s products were the result of continued marketing efforts on the part of the Company, including increased attendance at regional tradeshows for both industrial automation and MDC marketplaces, and increased salesperson activity. Management intends to sustain or increase the Company’s marketing efforts in 2004, but cannot guarantee that sales revenues for 2004 will increase or remain at the same level as experienced during 2003 due to the highly competitive markets in which the Company markets products and services.

Interest and investment revenues decreased from 2002 levels of $37,051, to 2003 levels of $31,873 due to decreased rates of return received on the Company’s investments. Engineering Services revenues during 2003 increased to $145,213 from 2002 levels of $117,573 due to increased requests for the Company’s engineering services, particularly MDC projects, when compared with 2002.

In 2003, a majority of the Company's domestic sales were for industrial automation applications. An example of an industrial automation application is a municipal water treatment operation. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic sales were augmented by sales of the Company’s products for MDC systems to public entities, which accounted for 21% of the Company’s domestic sales during 2003. An example of an MDC system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles. Management believes future federal funding of MDC projects cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

During 2003, the Company had $369,047 in foreign export sales, amounting to 17% of gross product and service revenues for the year, compared with foreign export sales of $335,706 or 16% of gross product and service revenues for 2002. The increase in foreign sales was due to increased sales volumes for industrial automation projects in India and Latin America. Products purchased by foreign customers were used primarily for use in industrial automation. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales manager, EST foreign distributor efforts, and the Company’s Internet website presence. The geographic compositions of the Company’s foreign export sales for 2003 and 2002 are shown in Note 13 to the Financial Statements.

In 2003, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $19,828 or 1%, of gross product and service revenues as compared with 2002 levels of $148,177 or 7%, of gross product and service revenues. During 2003, products purchased by the U.S. Government or U.S. Government contractors were used primarily for airport lighting applications. The comparative decrease in 2003 U.S. Government sales revenues reflects a continuing trend of declining U.S. Government Sales. 2002 U.S. Government sales included sales for a large water control project. Management believes U.S. Government sales will remain static or decrease during 2004 due to a lack of U.S. Government funding for, or discontinuance of, programs using the Company’s products. Due to the uncertain nature of U.S. Government purchasing, planning of revenues to be received from U.S. Government is very difficult to predict. The Company has made specific marketing contacts regarding the possibility of use of the Company’s products for Homeland Security communication projects, however at the time of this report, no sales have been forthcoming from these efforts.

As of December 31, 2003, the Company had a backlog of $136,767 in sales orders. The Company’s customers generally place orders on an "as needed basis". Shipment for the Company’s products is generally made within 5 to 10 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES: Cost of Sales, as a percentage of gross sales, was 45% for both 2003 and 2002.

INVENTORY: The Company's year-end inventory values for 2003 and 2002 were as follows:

	2003	2002
Parts	$232,801	$359,915
Work in Progress	86,928	0
Finished goods	192,243	209,509
TOTAL	$511,972	$569,424

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. Approximately 25% of the Company’s inventory at December 31, 2003 consisted of parts having lead times ranging from 12 to 32 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value. Based on past experience with component availability, distributor relationships, and inventory levels, the Company does not foresee shortages of materials used in production. However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones and paging devices, have the potential of creating negative availability and delivery issues for components used by the Company. The Company has been able to procure parts on a timely basis as of the date of this report, however this cannot be guaranteed in the future and if shortages were to occur, material interruption of production and consequently product delivery to customers could occur. Inventory levels decreased between December 31, 2002 and December 31, 2003, due to a combination of increased sales of the Company’s products on a whole during 2003, and reduced levels of purchases of material by the Company at year-end 2003 when compared with the same period of 2002.

For year-end 2003, purchases and costs allocated to cost of goods sold were $880,909 as compared to $907,087 in 2002. The decrease in purchases and allocated costs is the result of decreased purchases at year-end, combined with reduced inventory on hand, when compared with year-end 2002.

OPERATING EXPENSES: Operating expenses increased to $1,006,674 in 2003, from 2002 levels of $788,631. Material changes in expenses are comprised of the following components: Sales Commissions increased to $22,147 in 2003 from 2002 levels of $1,749 due to increased commissions paid to Indian resellers of the Company’s products during 2003. Depreciation expense increased during 2003 to $49,207 from 2002 levels of $40,869 due to increased depreciable assets when compared with 2002. Professional services increased to $67,112 from 2002 levels of $59,462 due to increased professional fees for reapplication of the Company’s trademarks, and increased audit fees. Trade show expenses increased during 2003 to $40,851 from 2002 levels of $36,578 due to increased shows attended by the Company when compared with 2002. Travel expenses increased to $83,498 for 2003, compared to $81,023 for 2002, due to increased marketing and engineering service related travel expenses during 2003.

Salaries increased to $783,991 in 2003, from 2002 levels of $597,562, due to higher wages paid to an increased number of Company employees during 2003 when compared with 2002. The Company also paid salary bonuses during 2003 for 2002 net income performance, as well as accruing salary bonus expense for 2003 net income performance, to be paid during 2004. The Company incurred bad debt expense of $3,047 during 2003 as compared with $18,334 during 2002.

FISCAL YEAR 2002 vs. FISCAL YEAR 2001

GROSS REVENUES: Total revenues for 2002 were $2,092,865 reflecting a 39% increase from $1,509,545 gross revenues for 2001. The increase in total revenues was the result of increased sales revenues for all sales segments, domestic, foreign and government for the Company during 2002. Product sales increased to $1,932,648 in 2002, as compared to 2001 sales of $1,303,811. In management’s opinion, the increase in sales of the Company’s products were the result of increased marketing efforts on the part of the Company, specifically increased regional tradeshow attendance for both industrial automation and MDC marketplaces, and increased salesperson activity. Management intends to sustain or increase the Company’s marketing efforts in 2003, but believes that sales revenues for 2003 may be impacted by existing economic factors negatively effecting industrial automation projects involving the Company’s products and services.

Interest and investment revenues decreased from 2001 levels of $54,970, to 2002 levels of $37,051 due to decreased rates of return received on the Company’s investments. Engineering Services revenues during 2002 decreased to $117,573 from 2001 levels of $150,404 due to decreased scope and frequency of projects involving the Company’s engineering services when compared with 2001.

In 2002, a majority of the Company's domestic sales were for industrial automation applications. An example of an industrial automation application is a municipal water treatment operation. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future. The Company’s domestic sales were augmented by sales of the Company’s products for mobile data computer systems to public entities, which accounted for 9% of the Company’s domestic sales during 2002. Management believes future federal funding of MDC projects cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

During 2002, the Company had $335,706 in foreign export sales, amounting to 16% of gross product and service revenues for the year, compared with foreign export sales of $302,324 or 21% of gross product and service revenues for 2001.

The increase in foreign sales was due to increased sales volumes for projects in Canada, and Latin America. Products purchased by foreign customers were used primarily for use in industrial automation projects. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales manager, employed during the second half of 2002, EST distributor efforts, and the Company’s Internet website presence. The geographic composition of the Company’s foreign export sales for 2002 is shown in Note 13 to the Financial Statements.

In 2002, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $148,177 or 7%, of gross product and service revenues as compared with 2001 levels of $29,343 or 2%, of gross product and service revenues. During 2002, products purchased by the U.S. Government were used primarily in water control applications. Management believes the increase in U.S. Government sales revenues during 2002 was the result a single large water control project, which varies from previous U.S. Government projects involving the Company’s products, specifically military related maintenance and logistics projects. Management believes that the increase in U.S. Government sales will not continue during 2003 primarily due to a lack of U.S. Government funding for, or discontinuance of, programs using the Company’s products.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in net income of $123,006 for 2003, decreased from net income of $213,576 for 2002. The decreased net income is the result of increased operating expenses, specifically wages, salaries and related taxes paid during 2003, when compared with 2002. At December 31, 2003, the Company's working capital was $2,355,418 compared with $2,351,155 at December 31, 2002. The Company’s operations rely solely on the income generated from sales.

The Company's current asset to current liability ratio at December 31, 2003 was 12.6:1 compared to 13.2:1 at December 31, 2002. The slight decrease in current asset ratio is the result of decreased inventory and accounts receivable assets and increased refundable deposits and accrued payroll when compared with year-end 2002.

The Company's cash resources at December 31, 2003, including cash and cash equivalent liquid assets, were $378,103 increased from cash resources of $322,997 at year end 2002. The increased in cash resources at year end is the result of refundable deposits received late in the fourth quarter for foreign sales orders to be shipped in early 2004. The Company maintains a brokerage account comprised of marketable securities investments, which is managed by a third-party investment management firm. As of December 31, 2003, the Company’s investments were valued at $1,341,491. At year-end 2003, certain components of investments held by the Company, if sold as of December 31, 2003, would have presented a realized loss, net of tax of $5,465. The contingency is shown in the Statement of Comprehensive Income (Loss) in the Company’s Financial Statements for December 31, 2003.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2003, were $284,972, compared to $302,269 at year end 2002. The decrease is the result of sales and collection timing differences between December 31, 2003 and December 31, 2002. Management believes that all of the Company’s accounts receivable as of December 31, 2003, are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 terms to established foreign companies with which the Company has distributor relationships. Foreign orders are generally filled as soon as they are received, therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory level as of December 31, 2003, was $511,972, reflecting a decrease from December 31, 2002, levels of $569,424. The decrease in inventory is decreased purchases by the Company at year end and increased sales of the Company’s products during 2003.

The Company had capital expenditures during 2003 of $113,943 primarily for software and test equipment used for research and development and manufacturing of the Company’s products. The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture current and future products. As of December 31, 2003, the Company's current liabilities were $202,511, increased from 2002 year-end levels of $192,226. The increase is due to increases in accounts payable, refundable deposit and accrued payroll liabilities when compared with year-end 2002.

The Company’s operations were not adversely effected by inflation during 2003. No adverse affect is anticipated during 2004.

CONTROLS & PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive and its Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d- 14(c) as of a date within 90 days of the filing date of this annual report on Form 10-KSB (the "Evaluation Date"), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to it by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared.

(b) Changes in Internal Controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company’s reports and registrations statements filed with the Securities and Exchange Commission.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS’ REPORT

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Page
Independent Auditors’ Report	1
Financial Statements:
Balance Sheets	2
Statements of Income (Loss)	3
Statements of Comprehensive Income (Loss)	4
Statements of Changes in Stockholders’ Equity	5
Statements of Cash Flows	6-7
Notes to Financial Statements	8-20
Supplemental Schedules of Operating Expenses	21
Supplemental Schedules of Selected Financial Data	22

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Electronic Systems Technology, Inc.
415 N. Quay - Suite 4
Kennewick, WA 99336

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc., as of December 31, 2003 and 2002, and the related statements of income (loss), comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of operating expenses and selected financial data are presented for purposes of additional analyses and are not a required part of the basic financial statements. Such supplemental schedules have been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 12, 2004

1

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

ASSETS

CURRENT ASSETS	2003	2002
Cash	$11,100	$11,100
Money market investment	367,003	311,897
Available-for-sale investments	1,341,491	1,337,668
Accounts receivable, net of allowance for doubtful accounts of $2,153 at 2003 and $1,284 at 2002	284,972	302,269
Inventory	511,972	569,424
Prepaid insurance	9,353	8,523
Prepaid expenses	2,605	2,500
Prepaid federal income taxes	29,433	-

Total Current Assets	2,557,929	2,543,381

PROPERTY AND EQUIPMENT - NET	222,674	159,182

OTHER ASSETS - NET	27,486	30,407

DEFERRED INCOME TAX BENEFIT	14,600	9,200

	$2,822,689	$2,742,170

(Continued)

See Notes to Financial Statements

2

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2003	2002
CURRENT LIABILITIES
Accounts payable	$ 44,848	$ 38,855
Refundable deposits	80,372	21,758
Accrued payroll	21,308	2,648
Accrued payroll and other taxes	6,702	4,943
Accrued vacation pay	24,193	19,428
Income tax payable	-	104,594
Deferred income	25,088	-

Total Current Liabilities	202,511	192,226

DEFERRED INCOME TAXES	59,400	30,400

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Common stock $.001 par value 50,000,000 shares authorized, 5,098,667 issued and outstanding	5,099	5,099
Additional paid-in capital	945,734	945,734
Retained earnings	1,619,419	1,572,893
Accumulated other comprehensive loss	(9,474)	(4,182)
	2,560,778	2,519,544

	$2,822,689	$2,742,170

(Concluded)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001

SALES - NET	$2,064,628	$1,932,648	$1,303,811

COST OF SALES
Beginning inventory	569,424	531,599	561,946
Purchases and allocated costs	880,909	907,087	664,047
	1,450,333	1,438,686	1,225,993

Ending inventory	511,972	569,424	531,599
	938,361	869,262	694,394
GROSS PROFIT	1,126,267	1,063,386	609,417
OPERATING EXPENSES	1,006,674	788,631	681,374
OPERATING INCOME (LOSS)	119,593	274,755	(71,957)

OTHER INCOME
Interest income	34,206	41,233	54,970
Other income (expense)	20,102	11,629	23,059
	54,308	52,862	78,029

INCOME BEFORE INCOME TAXES	173,901	327,617	6,072

PROVISION FOR FEDERAL INCOME TAXES	50,895	114,041	16,368

NET INCOME (LOSS)	123,006	213,576	(10,296)

BASIC EARNINGS PER SHARE	$ 0.02	$ 0.04	$ -

DILUTED EARNINGS PER SHARE	$ 0.02	$ 0.04	$ -

See Notes to Financial Statements

3

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
NET INCOME (LOSS)	$123,006	$213,576	$(10,296)

OTHER COMPREHENSIVE LOSS:
Unrealized loss on securities arising during the period	(8,280)	(6,332)	-
Income tax benefit related to other comprehensive loss	2,815	2,150	-
Other comprehensive loss, Net	(5,465)	(4,182)	-

COMPREHENSIVE INCOME (LOSS)	$117,541	$209,394	$(10,296)

See Notes to Financial Statements

4

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	Common Stock		Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
BALANCE AT JANUARY 1, 2001	5,068,667	$ 5,069	$933,464	$1,369,613	$ -	$2,308,146
STOCK OPTIONS EXERCISED	30,000	30	12,270	-	-	12,300
NET LOSS DECEMBER 31, 2001	-	-	-	(10,296)	-	(10,296)
	5,098,667	5,099	945,734	1,359,317	-	2,310,150
COMPREHENSIVE INCOME:
Net income December 31, 2002	-	-	-	213,576	-	213,576
Unrealized loss on securities - net	-	-	-	-	(4,182)	(4,182)
	5,098,667	5,099	945,734	1,572,893	(4,182)	2,519,544
COMPREHENSIVE INCOME:
Net income	-	-	-	123,006	-	123,006
Unrealized loss on securities - net	-	-	-	-	(5,465)	(5,465)
Less reclassification adjustment included in net income	-	-	-	-	173	173
CASH DIVIDEND	-	-	-	(76,480)	-	(76,480)
BALANCE AT DECEMBER 31, 2003	$5,098,667	$5,099	$945,734	$1,619,419	$(9,474)	$2,560,778

See Notes to Financial Statements

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$ 123,006	$ 213,576	$(10,296)
Noncash expenses included in income:
Depreciation	49,207	40,869	42,978
Amortization	4,404	4,404	3,034
Allowance for doubtful accounts	869	-	-
Deferred income taxes	23,600	3,917	16,368
Loss on disposition of assets	1,245	23	1,059
Realized loss on sale of investments	2,334	-	-
Decrease (increase) in current assets:
Accounts receivable, net	16,428	(143,595)	24,953
Inventory	57,452	(37,825)	30,347
Other current assets	(935)	(2,528)	12,148
Prepaid federal income tax	(29,433)	-	-
Increase (decrease) in current liabilities:
Accounts payable and other current liabilities	114,878	13,394	(24,571)
Federal income taxes payable	(101,866)	113,377	-

Net Cash From Operating Activities	261,189	205,612	96,020

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	(1,483)	(17,122)	-
Purchase of investments	(817,843)	(1,344,000)	-
Proceeds from sale of investments	803,666	-	-
Capitalized software	-	-	(13,709)
Additions to property and equipment	(113,943)	(35,085)	(33,306)

Net Cash From Investing Activities	(129,603)	(1,396,207)	(47,015)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised	-	-	12,300
Cash dividend	(76,480)	-	-

Net Cash From Financing Activities	$ (76,480)	$ -	$ 12,300

(Continued)

See Notes to Financial Statements

6

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	$ 55,106	$(1,190,595)	$ 61,305

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	322,997	1,513,592	1,452,287

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 378,103	$ 322,997	$1,513,592

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ 158,594	$ -	$ -

Cash and cash equivalents:
Cash	$ 11,100	$ 11,100	$ 6,100
Money market	367,003	311,897	516,334
Certificate of deposit (initial maturity, three months or less)	-	-	991,158
	$ 378,103	$ 322,997	$1,513,592

(Concluded)

See Notes to Financial Statements

7

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves. On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes. Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consists of cash and customer receivables.

The Company places its cash with one major financial institution. During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

8

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash, certificates of deposit, money market accounts and investment grade commercial grade paper that is readily convertible into cash and purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $2,153 and $1,284 as of December 31, 2003 and 2002, respectively. The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

9

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Inventory

Inventories are stated at lower of cost or market. Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value and consideration is given to obsolescence.

Patent Costs

Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and one-half years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

10

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Investments

The Company classifies its marketable equity securities into trading or available-for-sale categories. Marketable securities that are held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Marketable equity securities classified as available-for-sale are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the stockholders’ equity.

The fair value of substantially all securities is determined by quoted market prices. Gains or losses on securities sold are based on the specific identification method.

Available-for-sale investments consist of bond funds purchased at a cost of $1,355,843, with a fair market value of $1,341,491, at December 31, 2003. A net unrealized loss on available-for-sale securities in the amount of $8,280 has been charged to other comprehensive income (loss) for the year ended December 31, 2003.

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software. The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established. Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

11

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The provision for income taxes is computed on the pretax income (loss) based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 2003, 2002, and 2001, were $239,446, $167,522, and $146,245, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs for the years ended December 31, 2003, 2002, and 2001, were $18,306, $18,277, and $20,774, respectively.

Other Comprehensive Income (Loss)

Comprehensive income consists of net income and unrealized gains and losses on marketable equity investments.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

12

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

2. Inventories

Inventories consisted of the following:

	2003	2002
Parts	$232,801	$359,915
Work in progress	86,928	-
Finished goods	192,243	209,509
	$511,972	$569,424

3. Property and Equipment

Property and equipment consisted of the following:
	2003	2002
Leasehold improvements	$ 13,544	$ 13,544
Laboratory equipment	535,920	447,457
Furniture and fixtures	16,151	16,151
Dies and molds	77,396	77,396
	643,011	554,548
Accumulated depreciation	(420,337)	(395,366)
	$222,674	$159,182

4. Other Assets

Other assets consisted of the following:

	2003	2002
Patent costs	$ 1,850	$ 1,850
Software costs	86,330	86,330
	88,180	88,180
Accumulated amortization	(79,639)	(75,235)
	8,541	12,945
Deposits	18,945	17,462
	$ 27,486	$ 30,407

13

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

5. Provision (Benefit) For Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2003	2002	2001
Current	$24,567	$107,974	$ -
Deferred	26,328	6,067	16,368
Provision for federal
income taxes	$50,895	$114,041	$ 16,368

The components of the net deferred tax (assets) liability at December 31, were as follows:
	2003	2002	2001
Depreciation	$59,400	$30,400	$23,819
Unallowable deductions	(14,600)	(9,200)	(6,536)
	$44,800	$21,200	$17,283

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:
	2003	2002	2001
Amount computed using the statutory rate	$24,567	$107,974	$ -
Increase(decrease) in deferred tax (assets)
Liabilities	23,600	3,917	16,368
Income tax benefit unrealized loss on
Securities	2,815	2,150	-
Decrease in deferred tax
asset – reclassification
adjustment accumulated
other comprehensive loss	(87)	-	-
Provision for federal income taxes	$50,895	$114,041	$16,368

14

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

6. Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of twenty-one are eligible. The Company is not making contributions under the current plan agreement.

7. Stock Options

The Company grants stock options to individual employees and directors with three years continuous tenure. After termination of employment, stock options may be exercised within ninety days.

A summary of option activity follows:
Options Outstanding
	Number Outstanding	Weighted-AverageExercise Price Per Share

Balance at 12/31/00	580,000	$1.29
Granted	195,000	0.44
Exercised	(30,000)	0.41
Canceled	(230,000)	0.68
Balance at 12/31/01	515,000	1.29
Granted	180,000	0.42
Exercised	-	-
Canceled	(160,000)	0.44
Balance at 12/31/02	535,000	1.25
Granted	180,000	0.40
Exercised	-	-
Canceled	(185,000)	2.81
Balance at 12/31/03	530,000	0.42

15

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

7. Stock Options - (Continued)

The option price range for years ending December 31, 2003 through 2001 is: 2003, $0.40 to $0.44; 2002, $0.42 to $2.81; 2001, $0.44 to $2.81. The option price range for exercised shares for years ending December 31, 2003 through 2001 is: 2003 and 2002, none exercised; 2001, $0.41 to $0.44. The weighted average fair value of options granted during the years ending December 31, 2003 through 2001 is: 2003, $0.40; 2002, $0.42; 2001, $0.44.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for the Company’s stock option plan been determined, based on the fair value at the grant date for awards, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net earnings (loss) as reported	$123,006	$213,576	$ (10,296)
Net earnings (loss) pro forma	$ 65,701	$144,486	$(105,881)
Earnings per share– as reported	0.02	0.04	-
Earnings per share– pro forma	0.01	0.03	-

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003; dividend yield equaled 0; expected volatility of 73% risk-free interest rate of 2.04%; and expected lives of three years.

16

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

8. Employee Profit Sharing Bonus Program

The Company makes contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent on pre-tax net income in excess of $100,000. Contributions paid in 2003 for 2002 amounted to $28,209. The Company has accrued contributions for the year 2003, of $17,371 at December 31, 2003.

9. Earnings Per Share

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:
	2003	2002	2001

Net income (loss)	$ 123,006	$ 213,576	$ (10,296)
Basic earnings per share:
Weighted average shares outstanding	5,083,146	5,083,146	5,083,146
Diluted earnings per share:
Weighted average shares outstanding	5,083,146	5,083,146	5,083,146
Shares contingently Exercisable from stock options	530,000	535,000	*
Weighted average shares outstanding	5,613,146	5,618,146	5,083,146

* Certain stock options were excluded from the computation of earnings per share due to their antidilutive effect. The number of such options is $515,000 for 2001.

17

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

10. Leases

The Company leased its facilities from a port authority, under beneficial terms, for $2,259 monthly for three years, expiring in October 2005, with annual increases based upon the Consumer Price Index. The lease expense for the years ended December 31, 2003, 2002, and 2001 was $30,742, $30,389 and $29,954, respectively.

Future minimum lease payments required under the above operating lease for the years ending December 31, 2004 through 2005 are: 2004, $31,356; 2005, $23,866; with nothing due thereafter.

11. Related Party Transactions

For the years ended December 31, 2003, 2002, and 2001; services in the amount of $125,097, $143,496, and $79,570, respectively were contracted with a manufacturing process company of which the owner/president is a member of the Board of Directors and Audit Committee Chairman of Electronic Systems Technology, Inc.

12. Commitments and Contingencies

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers. The components provided by the suppliers could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

18

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

13. Foreign Sales

The Company’s revenues fall into three major customer categories, Domestic, Export, and U.S. Government sales. A percentage breakdown of the Company’s major customer categories for the years of 2003, 2002 and 2001, are as follows:
	2003	2002	2001
Domestic Sales	83%	77%	77%
Export Sales	16	16	21
U.S. Government Sales	1	7	2

No individual customer comprised more than ten percent of sales revenue.

19

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

13. Foreign Sales - (Continued)

The geographic distribution of foreign sales for 2003, 2002, and 2001 are as follows:
	2003	2002	2001
Australia	0%	5%	0%
Austria	0	2	0
Brazil	0	1	12
Canada	16	19	18
Chile	14	5	0
Columbia	2	3	1
Croatia	15	9	28
Ecuador	1	13	0
Egypt	0	3	0
India	17	0	9
Indonesia	4	4	3
Italy	0	9	0
Jordan	5	4	11
Mexico	6	3	1
Peru	10	11	3
Philippines	0	0	1
Puerto Rico	4	4	1
South Korea	0	1	12
Spain	4	0	0
Taiwan	0	1	0
United Kingdom	0	1	0
Venezuela	2	2	0

20

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

SUPPLEMENTAL SCHEDULES

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
Advertising	$ 18,306	$ 18,277	$ 20,774
Amortization	4,404	4,404	3,034
Bad debt	3,047	18,334	3,187
Commissions – sales	22,147	1,749	1,284
Dues and subscriptions	2,853	1,378	1,639
Depreciation	49,207	40,869	42,978
Insurance	13,207	11,415	9,158
Materials and supplies	17,639	23,655	20,411
Office and administration	11,623	10,591	10,720
Printing	6,841	7,359	10,238
Professional services	67,112	59,462	71,122
Rent and utilities	37,558	35,062	34,686
Repair and maintenance	15,912	14,761	16,384
Salaries	783,991	597,562	520,726
Taxes	149,351	116,618	98,815
Telephone	12,011	10,626	10,404
Trade shows	40,851	36,578	23,357
Travel expenses	83,498	81,023	71,802
	1,339,558	1,089,723	970,719
Expenses allocated to cost of sales	(332,884)	(301,092)	(289,345)
	$1,006,674	$ 788,631	$ 681,374

21

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

SUPPLEMENTAL SCHEDULES OF SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001	2000	1999

Sales – net	$2,064,628	$1,932,648	$1,303,811	$1,310,524	$1,239,390
Gross profit	1,126,267	1,063,386	609,417	578,597	606,275
Income before provision for income taxes	173,901	327,617	6,072	29,410	65,559
Provision for income taxes	50,895	114,041	16,368	5,466	13,258
Net income (loss)	123,006	213,576	(10,296)	23,944	52,301
Other comprehensive loss, net of tax	(5,465)	(4,182)	-	-	-
Comprehensive income (loss)	117,541	209,394	(10,296)	23,944	52,301
Net income per share – basic	0.02	0.04	-	-	0.01
Weighted average number of shares
Outstanding	5,083,146	5,083,146	5,083,146	5,056,064	4,953,667
Total assets	2,822,689	2,742,170	2,401,672	2,407,871	2,307,715
Stockholders’ equity	2,560,778	2,519,544	2,310,150	2,308,146	2,244,752
Stockholders’ equity per share	0.50	0.49	0.45	0.46	0.45
Working capital	2,355,418	2,351,155	2,127,471	2,125,411	2,090,155
Current ratio	12.6:1	13.2:1	24.2:1	22.3:1	34.2:1
Equity to total assets	91%	92%	96%	96%	97%

22

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Electronic Systems Technology, Inc.
Kennewick, Washington

We hereby consent to the use of our opinion, dated February 12, 2004 on the financial statements of Electronic Systems Technology, Inc., for the years ended December 31, 2003 and 2002 in the Form 10-KSB.

MOE O'SHAUGHNESSY & ASSOCIATES, P.S.

/s/ JENNY E. ANDERSON

Jenny E. Anderson,
Certified Public Accountant

Spokane, Washington
February 23, 2004

CORPORATE DIRECTORY

DIRECTORS

Tommy L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney (Retired)
U.S. Department of Energy

Melvin H. Brown
President/Chief Executive Officer
Manufacturing Services, Inc.

Jon Correio
Vice President, Finance & Administration
Electronic Systems Technology, Inc.

John L. Schooley
President/Chief Executive Officer
President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President/Chief Executive Officer

Jon Correio
Secretary/Treasurer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street, Suite 4
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

Moe O’Shaughnessy & Associates, P.S.
305 IBM Building
West 201 North River Drive
Spokane, Washington 99201

TRANSFER AGENT

Computershare Investor Services
350 Indiana Street, Suite 800
Golden CO 80401
(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-KSB

A copy of the Company’s Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:

Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 4, 2004, at:

Red Lion Hotel
1101 N. Columbia Center Blvd.
Kennewick, Washington 99336

All stockholders are encouraged to attend.